December 5, 2011

VIA EDGAR

Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	C&D Technologies, Inc. (the “Company”)
Amendment No. 2 to Preliminary Information Statement on
Schedule 14C (the “Information Statement”)
File No. 1-09389
Filed December 1, 2011

Amendment No. 2 to Schedule 13E-3
Filed by C&D Technologies, Inc., Angel Holdings LLC, et al.
File No. 5-38840
Filed December 1, 2011

Dear Ms. Campbell Duru:

Reference is made herein to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated November 29, 2011 (the “Comment Letter”), and the response of the filing persons which was filed with the Commission on December 1, 2011 (the “Response Letter”).  Capitalized terms used herein but not defined herein have the meanings ascribed to such terms in the Information Statement.

On behalf of the filing persons, we are hereby supplementing the Response Letter in order to respond to an oral comment pertaining to comment number 5 in the Comment Letter.

The Company respectfully advises the Staff that due to the rules and limitations set forth in Section 382 of the Internal Revenue Code of 1986, as amended, and as a result of the completion of the Company’s Exchange Offer in December 2010, the value of the Company’s net operating loss and other tax benefit carry-forwards are not material to the Company’s stockholders.

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Should you have any questions concerning this letter please call the undersigned at (212) 728-8129.

Very truly yours,

/s/ Adam M. Turteltaub

Adam M. Turteltaub, Esq.
Willkie Farr & Gallagher LLP

cc:	David Anderson, Esq. (C&D Technologies, Inc.)
D. Forest Wolfe (Angelo-Gordon & Co., L.P.)
Sean Rodgers, Esq. (Simpson Thacher & Bartlett LLP)
Mark Morton, Esq. (Potter Anderson & Corroon LLP)